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                             August 25, 2023

       Victor Hoo
       Chief Executive Officer
       VCI Global Ltd
       B03-C-8 Menara 3A
       KL Eco City, No. 3 Jalan Bangsar
       59200 Kuala Lumpur

                                                        Re: VCI Global Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
18, 2023
                                                            CIK No. 0001930510

       Dear Victor Hoo:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Jeffrey Wofford